EXHIBIT 12.1
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2002	2003	2004	2005	2006
Fixed Charges:

Interest	$ 63	$ 54	$ 47	$ 55	$ 78

Interest portion of annual rentals	2	2	2	3	4

Preferred dividends of subsidiary	2	2	2	2	2

Total fixed charges	67	58	51	60	84

Preferred stock dividends	7	7	7	6	6

Combined fixed charges and preferred
stock dividends for purpose of ratio	$ 74	$ 65	$ 58	$ 66	90

Earnings:

Pretax income from continuing operations	$ 383	$ 361	$ 390	$ 324	$ 425

Total fixed charges (from above)	67	58	51	60	84

Less: interest capitalized	-	-	-	-	1

Total earnings for purpose of ratio	$ 450	$ 419	$ 441	$ 384	$ 508

Ratio of earnings to combined fixed
charges and preferred stock dividends	6.08	6.45	7.60	5.82	5.64

Ratio of earnings to fixed charges	6.72	7.22	8.65	6.40	6.05

(1) In computing this ratio, “Preferred dividends of subsidiary” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.